RETALIX LTD.
10 Zarhin Street
Ra’anana 43000, Israel

March 22, 2010

VIA EDGAR AND FACSIMILE

Maryse Mills-Apenteng
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Retalix Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed June 22, 2009 (the “Filing”)
File No. 0-29742

Dear Ms. Mills-Apenteng:

The purpose of this letter is to respond to your letter of March 8, 2010 with respect to the Filing. For ease of reference, each of your original comments is followed by the Company’s responses.

Item 5. Operating Financial Review and Prospects, page 44

1.
We note your response to prior comment 5 where you indicate that you will undertake to provide additional disclosure about your methodology used to determine the fair value of your reporting units in future filings. To the extent a reporting unit is at risk of failing "step one" of paragraph 350-20-35-4 of the FASB Accounting Standards Codification because the fair value of the reporting unit is not substantially in excess of its carrying value, please also provide the following information in future filings:

•	The percentage by which fair value exceeded carrying value as of the most recent step-one test;

•	Amount of goodwill allocated to the reporting unit;

•	Analysis of the degree of uncertainty associated with your assumptions; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

United States Securities and Exchange Commission
Page
March 22, 2010

Alternatively, if in your view your reporting units are not at risk we encourage you to disclose that fact.

Response:

The Company will undertake, to the extent that our reporting units are at risk, to provide the information requested above in future filings. Alternatively, if in the Company's view its reporting units are not at risk, the Company will also undertake to disclose such conclusion in future filings.

Item 10.C. Material Contracts, page 79

2.
We note your response to prior comment 7 and we are unable to concur with your assertion that you need only summarize "material contracts entered into during the two years preceding the Filing." Item 10.C of Form 20-F requires that you describe, consistent with the filing requirement, each material contract, not entered into in the ordinary course of business, under which you currently have performance obligations as well as any material, non-ordinary course contracts entered into not more than two years before the date of filing, though your performance obligations under those contracts may have terminated prior to the date of filing. Please therefore revise your filing to provide this information.

Response:

As discussed telephonically between our counsel and the Staff, the Company respectfully continues to read the requirements of Item 10.C to only require a description of material contracts entered into during the two years preceding the Filing. None of the material contracts in the Exhibits list was entered into within the two years immediately preceding the publication of the Filing.

Item 19. Exhibits, page 91

3.
We note your response to prior comment 10 and we are unable to concur with your assertion that the Shareholders Agreement need not be filed because "the Company is not a party to it." Instruction 3 to the Exhibits to Form 20-F requires you to file any voting trust agreement as well as any amendments thereto. In addition, Instruction 4(b)(1) to the Exhibits requires you to file any material, non-ordinary course contract to which directors, officers and named shareholders are parties. Please file this agreement in an amendment to your Form 20-F or tell us why neither Instruction 3 nor 4(b)(1) is applicable to you.

United States Securities and Exchange Commission
Page
March 22, 2010

Response:

   As discussed telephonically between our counsel and the Staff, the Company did not file the Shareholders Agreement pursuant to Instruction 3 because it is not a “voting trust agreement” but rather simply an agreement by the shareholders party thereto to vote in favor of certain designated directors. Further, with respect to Instruction 4(b)(i), the Company respectfully believes that this should be read together with Instruction 4(a).  Instruction 4(a) clearly states that a registrant need only file a contract if the registrant or a subsidiary is a party or has a beneficial interest, neither of which is the case with respect to the Shareholders Agreement.  While the Company and its board of directors are impacted by the agreements in the Shareholder Agreement, they do not participate in it or benefit from it – the shareholders party thereto control its implementation.  Instruction 4(b) builds on Instruction 4(a) by focusing on certain exceptions to the types of contracts that ordinarily accompany the kind of business a company and its subsidiaries conduct.  One of these exceptions, as noted in the Staff’s comment, is a contract to which directors, officers and certain security holders are parties.  However, the logical reading of this is that a registrant must also be a party; otherwise, any contract that a director, officer or named security holder enters into, in whatever capacity - even if completely unrelated to the registrant - would have to be filed (unless immaterial in amount or significance).  Rather, we respectfully believe that Instruction 4(b) should be read in conjunction with Instruction 4(a) – that a contract between a registrant, on the one hand, and one of its directors, officers or named security holders, on the other, will generally be deemed to have not been made in the ordinary course of business, and therefore material, unless immaterial in amount or significance.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please call me at 972-(9) 776-6677 or our attorneys, Howard E. Berkenblit, Esq. at (617) 338-2979 or Harvey E. Bines, Esq. at (617) 338-2828, if you have any questions or require additional information.

Respectfully,

RETALIX LTD.

By: /s/ Hugo Goldman
Hugo Goldman
Chief Financial Officer

cc:	Harvey E. Bines, Esq.
Howard E. Berkenblit, Esq.